SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34544

March 25, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of March 2022. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

April 19, 2022, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

361 Social Infrastructure Fund [File No. 811-23479]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on January 11, 2022, and amended on March 2, 2022.

Applicant's Address: Joy.ausili@mfac-ca.com.

BMO Funds, Inc. [File No. 811-58433]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, and Goldman Sachs Trust, and on December 10, 2021, January 21, 2022, and February 11, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $1,622,594 incurred in connection with the reorganization were paid by the applicant's investment adviser or its affiliates.

Filing Date: The application was filed on February 25, 2022.

Applicant's Address: timothy.bonin@bmo.com.

Eaton Vance Floating-Rate Income Plus Fund [File No. 811-22821]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 24, 2021, October 29, 2021, and December 28, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $551,349 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on February 22, 2022.

Applicant's Address: jbeksha@eatonvance.com.

Eaton Vance New York Municipal Income Trust [File No. 811-09145]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 25, 2021, and December 31, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $205,679 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on February 22, 2022.

Applicant's Address: jbeksha@eatonvance.com.

Guggenheim Credit Allocation Fund [File No. 811-22715]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Guggenheim Strategic Opportunities Fund, and on October 25, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $1,115,991.21 incurred in connection with the reorganization were paid by the applicant's investment adviser and sub-adviser.

Filing Dates: The application was filed on December 10, 2021, and amended on March 21, 2022.

Applicant's Address: julien.bourgeois@dechert.com.

Guggenheim Enhanced Equity Income Fund [File No. 811-21681]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Guggenheim Strategic Opportunities Fund, and on October 25, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $1,115,991.21 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 10, 2021, and amended on March 21, 2022.

Applicant's Address: julien.bourgeois@dechert.com.

Legg Mason Investment Trust [File No. 811-22670]

Summary: Applicant, an open-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Trust for Advised Portfolios, and on February 24, 2017 made a final distribution to its shareholders based on net asset value. Expenses of $640,950 incurred in connection with the reorganization were paid by the applicant's investment adviser or its affiliates.

<u>Filing Date</u>: The application was filed on February 24, 2022.

<u>Applicant's Address</u>: barry.hurwitz@morganlewis.com.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                    J. Matthew DeLesDernier
                                    Assistant Secretary